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                   The Lincoln National Life Insurance Company

Surrender Value Enhancement Rider

This rider is made part of the policy to which it is attached if "Surrender Value Enhancement Rider" is shown in the Policy Specifications.

Surrender Value Benefit. If the policy is fully surrendered at any time during the Surrender Period, as defined in the attached Table of Alternate Surrender Charges, the Surrender Value payable will be the then current Net Accumulation Value less any accrued loan interest not yet charged, and less any surrender charges as determined under the Table of Alternate Surrender Charges in lieu of the surrender charges shown under the Table of Surrender Charges of the policy.

This rider does not impact the fees for partial surrenders. The amount available under the policy for partial surrenders and loans will not be increased due to the Table of Alternate Surrender Charges.

Conditions. Subject to the terms and conditions of this rider and the policy, Lincoln Life agrees to pay the Surrender Value Benefit if all the following conditions are met:

     (a) written notice is received at our Administrator Mailing Address prior to the death of the second Insured to die;
     (b)  the policy is surrendered during the Surrender Period; and
     (c) the policy is not surrendered due to an external exchange under the provisions of Section 1035 of the Internal Revenue Code.
     (d) this rider has not terminated as set forth in the Termination provision below.

Termination. This rider and all rights provided under it will terminate automatically and cannot be reinstated upon whichever of the following occurs first:

     (a)  the end of the Surrender Period;
     (b)  the policy lapses;
     (c)  the Surrender Value Benefit has been paid;
     (d)  the policy is exchanged under the Change of Plan provision;
     (e)  the absolute assignment of the policy or change of ownership;
     (f)  the death of the second Insured to die;
     (g)  Lincoln Life receives a written request to discontinue this rider; or
     (h)  an increase in Specified Amount under the policy.

Policy Provisions. Except as provided above, this rider is subject to all the terms of the policy.

Effective Date. The effective date of this rider is the Date of Issue of the policy.

                                                          [GRAPHIC APPEARS HERE]


                      Table of Alternate Surrender Charges

The charge assessed upon full surrender of the policy during the Surrender Period. Surrender Period: [Policy Years 1 through 4]

                                             Surrender Charge as of
                    Policy Year             Beginning of Policy Year
                    -----------             ------------------------
                         1                         $  2,330.00
                         2                         $  2,227.00
                         3                         $  2,211.00
                         4                         $  2,052.00
                         5                         $  2,099.00
                         6                         $  2,003.00
                         7                         $  1,903.00
                         8                         $  1,799.00
                         9                         $  1,691.00
                        10                         $  1,579.00
                        11                         $  1,462.00
                        12                         $  1,341.00
                        13                         $  1,215.00
                        14                         $  1,083.00
                        15 and thereafter                 0

LR537